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                                                       Page 1 of 4 Pages

                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.  20549

                                   SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                (Amendment No. 9)*

                                   CAGLE'S, INC.
                                 (Name of Issuer)

                               Class A Common Stock
                          (Title of Class of Securities)

                                  127703-10-6
                                 (CUSIP Number)

                                  Bland Byrne
                        Byrne, Eldridge, Moore & Davis, P.C.
                         3340 Peachtree Rd., NE Suite 1460
                             Atlanta, Georgia 30326
                                (404)364-1460
              (Name, Address and Telephone Number of Person Authorized
                         to Receive Notices and Communications)

                               December 16, 1999
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___.

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 CUSIP No.  127703-10-6                                Page 2 of 4 Pages
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1.  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           James Douglas Cagle
           S.S. Identification No. ###-##-####
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)______
                                                         (b)__xx__
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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS
                          00

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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     ____
    TO ITEMS 2(d) or 2(e)

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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
             State of Georgia, USA

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NUMBER OF                   7.  SOLE VOTING POWER
SHARES                              2,095,855
BENEFICIALLY               ----------------------------------------------------
OWNED BY                    8.  SHARED VOTING POWER
EACH                                    0
REPORTING                  ----------------------------------------------------
PERSON                      9.  SOLE DISPOSITIVE POWER
                                    2,095,855
                           ----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                        0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       2,095,855
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                      __________
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        44.2%
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 14. TYPE OF REPORTING PERSON*
                         IN
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                                                   Page 3 of 4 Pages
Item 1.  Security and Issuer.
          This statement relates to Class A Common Stock of Cagle's, Inc.
          whose address is 2000 Hills Avenue, N.W., Atlanta, Georgia 30318.

Item 2.  Identity and Background.
          This Statement is filed on behalf of James Douglas Cagle, a U.S. Citizen whose business address is 2000 Hills Avenue, N.W., Atlanta, Georgia 30318. Mr. Cagle's primary occupation is Chief Executive Officer of Cagle's, Inc. During the past five years, Mr. Cagle has not been convicted in any criminal proceeding, and has not become subject to any judgment, decree or final ordering enjoining the future violations of, or prohibiting or mandating activity subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
          From time to time, James Douglas Cagle has made gifts of shares of stock ("Shares") in Cagle's, Inc., both individually and as Trustee pursuant to instructions under the Will of his father George L.
          Cagle, to his children and grandchildren. On December 16, 1999, James Douglas Cagle as Trustee under his father's Will transferred 800 shares to George Douglas Cagle as custodian for Christiana Cagle, 880 shares to George Douglas Cagle as custodian for Dalton Cagle, 880 shares to James David Cagle as custodian for Candace Cagle, 880 shares to James David Cagle as custodian for James David Cagle II, and 880 shares to James David Cagle as custodian for Tristen Cagle. On December 16, 1999 James Douglas Cagle also made the following gifts from his individual holdings: 1600 shares to George Douglas Cagle, as custodian for Christina Cagle, 1600 shares to George Douglas Cagle as custodian for Dalton Cagle, 1600 shares to James David Cagle as custodian for Candace Cagle, 1600 shares to James David Cagle as custodian for James David Cagle II and 1600 shares to James David Cagle as custodian for Tristen Cagle. James Douglas Cagle's beneficial ownership of the Class A Common Stock of Cagle's, Inc. is 42.2% after these transfers

Item 4.  Purpose of Transaction.
          Mr. Cagle disposed of these shares individually and as Trustee as the result of estate planning-motivated transfers made to his children and grandchildren. Mr. Cagle plans to hold his individually owned shares for his own personal benefit and for the benefit of his heirs. He plans to hold the shares for which he continues as Trustee pursuant to the terms of his father's Will which established the Trust.

Item 5.  Interest in Securities of the Issuer.
          Mr. Cagle now owns 1,143,980 shares personally, and controls 951,875 shares as Trustee under the Will of his father George L. Cagle for a total beneficial ownership of 2,095,855 shares, which equals 42.2% of the class of stock identified in Item 1. Mr. Cagle has the sole power to vote and dispose of his own shares, and, as Trustee under his father's Will, has the sole power to vote and dispose of these shares. No other person has the right to receive or the power to direct with the receipt of dividends from, or the proceeds from the sale of such securities. Please refer to Item 3 above for a description of transactions in Class A Common Stock effected by Mr. Cagle during the past sixty days.
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                                           Page 4 of 4 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          There are no contracts, arrangements, understandings or relationships required to be described pursuant to Item 6.

Item 7.  Material to be Filed as Exhibits.
          There is no material required to be filed as an exhibit.

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 25, 2000

\s\ JAMES DOUGLAS CAGLE

James Douglas Cagle, Individually and as
Trustee under the Will of George L. Cagle

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